

March 10, 2015

Via E-mail
Victor Shvetsky
Chairman, Chief Executive Officer, Secretary
 and Principal Financial and Accounting Officer
Quarta-Rad, Inc.
1201 N. Orange Street
Suite 700
Wilmington, DE 19801

>   Re: **Quarta-Rad, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 11, 2015**
>   **File No. 333-196078**

Dear Mr. Shvetsky:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2014 letter.

Registration Statement Cover Page

1.   We note your response to prior comment 2; however, the size of the proposed maximum aggregate offering price and the amount of the registration fee increased with this amendment. Therefore, it is not clear how the additional fee was "previously paid." Please tell us the date or dates on which you paid the fee and the amount of the fee that was paid on each date. Also revise the notes to the fee table to reflect the paragraph of rule 457 on which you relied to calculate the fee and, if necessary, to indicate that you are paying the additional fee amount not previously paid.

Prospectus Cover Page

2.   We note you revised the registration fee table in response to prior comment 3. Because that disclosure is not part of the prospectus, please revise the prospectus cover page where you indicate the proceeds to the company to reflect the maximum net proceeds you could receive in the offering.

Prospectus Summary, page 4

3.   It does not appear that you have made any revisions in the Prospectus Summary in response to prior comment 6 to eliminate the implication that you manufacture the products you sell. Here and throughout the filing, as appropriate, please remove references to "our products."

4.   In light of your revisions in response to prior comment 7, please also remove references to Amazon.com in the third-to-last paragraph on page 5 and the first two paragraphs on page 28.

5.   Where you mention your intent to pay offering costs from cash or from shareholder advances, please revise to indicate whether your shareholders have agreed to make advances. If so, please also disclose the terms of the agreement. If not, please revise to so state.

6.   Please revise the "Gross Proceeds to Us" on page 6 to reflect the new offering price of $0.20 per share.

7.   We note on page 6 that you disclose that the aggregate market value of your common stock based on the offering price of $0.20 per share is $750,000. Please explain to us how you calculated this amount.

Management's Discussion and Analysis..., page 24

For the Three Months Ended September 30, 2014..., page 25

8.   We note your response to prior comment 11 and your updated disclosures on pages 25-26. Please revise your filing to also include an explanation of the underlying reasons for the changes in your revenues and your operating expenses for the three month and nine months ended September 30, 2014. For instance, please describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations. Also, please provide a narrative discussion of the extent to which such increases in revenue are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. This comment also applies to the

same MD&A presentation for the year ended December 31, 2013 compared with the year ended December 31, 2012.

Business, page 28

9.   Please expand your revisions in response to prior comments 12 and 14 to describe the material terms of the oral agreement with Quarta-Rad Ltd. for your purchase and exclusive distribution of their products in Europe, the United States and Asia (excluding China). For instance, you should describe provisions relating to term, pricing or consideration, exclusivity and termination.

Major advantages, page 29

10.   It does not appear that you have revised this section in response to prior comment 18 to identify the "highly experienced engineers" referenced in the fourth bullet point to whom you have access or indicated where they are employed. Similarly, it does not appear that you have revised to explain what you mean by "proprietary tech library" and whether you or your affiliates owns or controls this library. Please revise.

Certain Relationships and Related Transactions, page 35

11.   Please expand your disclosure in response to comments 20 and 21 to address not only the transactions since the start of the last fiscal year (2013), but also the two fiscal years preceding the last fiscal year, per Instruction 1 to Item 404.

Financial Statements, page 43

Note 2. Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-8

12.   We note your response to prior comments 23 and 25. Please expand your prior response to address the comments below regarding your analysis of the factors listed in FASB ASC 605-45:

- Tell us how you have considered FASB ASC 605-45-45-6. Please explain to us if you have the right to return your product to QRR and in what circumstances and how you considered this in your analysis to report your revenues on a gross basis versus a net basis. Refer to FASB ASC 605-45-45-6.

- Further, please tell us more about your arrangement with Amazon. In this regard, you state that the inventory is warehoused at Amazon. We note that it appears that Amazon sells these items directly while also fulfilling the items that are sold by you on Amazon. Explain the material provisions of your arrangement(s) with

Amazon and how it impacts your conclusion that you hold unmitigated inventory risk.

- Clarify for us how, if at all, you change the product or perform the service related to the products purchased from QRR as outlined in FASB ASC 605-45-45-9.

- You indicated that you have discretion in your supplier selection. In light of the fact that you disclose favorable pricing with your current supplier, and also the fact that your current supplier is a related party, please explain why you believe any such discretion in supplier selection is substantive. Please tell us whether you currently utilize other suppliers and also whether there are other suppliers that offer the same products as QRR. Refer to FASB ASC 605-45-45-10.

- Tell us how you considered if you have credit risk as outlined in FASB ASC 605-45-45-13. In this regard, clarify for us when you are required to pay QRR for the inventory you purchase from them.

- You state that the company "substantially meets most" of the indicators for gross reporting. Please clarify for us the criteria that you believe you "substantially meet" and discuss why you do not fully meet those criteria. Please also clarify for us which criteria you do not substantially meet and how you considered those negative indicators in your conclusion that gross reporting is appropriate.

Exhibits

13. We note your response to prior comment 30 and your disclosure on page 4 that you filed a certificate of correction on February 4, 2015 with the Delaware Secretary of State to reflect the stock split. Please file this certificate of correction as an exhibit to the registration statement.

14. We note your response to prior comment 31. Please remove paragraphs 4(b) - (d) in Exhibit 99.1 or explain how these representations do not act as inappropriate disclaimers or waivers of shareholders' rights under federal securities laws in contravention of Section 14 of the Securities Act of 1933.

Exhibit 23.1

15. We note the consent provided appears to include a number of errors. Specifically, the consent refers to the report dated May 13, 2014 on your financial statements as of and for the periods ending December 31, 2014 and 2013. However, the referenced audit report dated May 13, 2014 is on the financial statements as of and for the periods ending December 31, 2013 and 2012. In addition, the consent omits reference to the statements of cash flows. Prior to requesting effectiveness, please have your independent accountant provide a proper currently dated consent.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Michael T. Connette, Esq.